SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
            PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934



(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1998.
                          -----------------

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                       to
                               ---------------------     ----------------------

Commission file number is unassigned (Form S-8 Reg. No. 333-17473)

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                            ILLINOIS TOOL WORKS INC.
                          SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                            ILLINOIS TOOL WORKS INC.
                              3600 W. LAKE AVENUE
                            GLENVIEW, IL 60025-5811

                            Illinois Tool Works Inc.
                           Savings and Investment Plan

                       Financial Statements and Schedules
                        As of December 31, 1998 and 1997
                         Together With Auditors' Report










                    Employer Identification Number 36-1258310
                                 Plan Number 003

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Employee Benefits Committee of
Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for Plan benefits of the ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN as of December 31, 1998 and 1997, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1998. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP



Chicago, Illinois
May 24, 1999

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        As of December 31, 1998 and 1997
           Employer Identification Number 36-1258310, Plan Number 003

                                                   1998                1997
                                               ------------        ------------
ASSETS:
   Investments at fair value-
       Invested cash-
          Stable Asset Fund                    $ 12,519,608        $ 14,454,544
       Long-term fixed income contracts-
          Stable Asset Fund                     101,522,058          97,001,524
       Mutual funds-
          Putnam Asset Allocation Fund-
             Balanced Portfolio                 153,418,991         152,512,217
             Growth Portfolio                    67,931,113          68,043,285
          Fidelity Investments Magellan Fund    209,553,950         159,859,156
          Putnam New Opportunities Fund         146,937,267         117,796,169
          Other funds (Note 1)                  137,618,929          62,273,954
       Common stock-
             Illinois Tool Works Inc.
             Common Stock Fund                  135,907,904         127,321,917
       Participant loans-
             Loan Fund                           25,754,444          21,692,550
                                               ------------        ------------
                        Total investments       991,164,264         820,955,316
                                               ------------        ------------

   Receivables-
       Company contributions                         76,579                   0
       Participant contributions                    160,947                   0
       Loan payments                                 77,962                   0
       Investment income                             99,601              59,477
       Transfers from other plans                   291,342              27,360
                                               ------------        ------------
                        Total receivables           706,431              86,837
                                               ------------        ------------
                        Total assets            991,870,695         821,042,153

LIABILITIES:
   Fees payable                                      44,289              83,362
                                               ------------        ------------
                        Net assets available
                        for Plan benefits      $991,826,406        $820,958,791
                                               ============        ============

         The accompanying notes to the financial statements are integral parts of these statements.




                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                      For the Year Ended December 31, 1998
           Employer Identification Number 36-1258310, Plan Number 003




                                                        Putnam         Putnam
                                                        Asset          Asset
                                                        Allocation     Allocation     Fidelity
                                        Stable          Fund           Fund           Investments
                                        Asset           Balanced       Growth         Magellan
                                        Fund            Portfolio      Portfolio      Fund
                                        ------------    -----------    -----------    ------------

INCREASES (DECREASES):
    Net investment income -
       Interest and dividends           $  6,580,927    $  5,454,422    $ 1,955,301   $  9,875,799
       Net appreciation(depreciation) on
       investments                                 0      11,418,110      6,679,005     42,953,365
       Investment expense                     (5,730)         (4,690)        (2,714)       (29,418)
                                        ------------    ------------    -----------   ------------
                Net investment income      6,575,197      16,867,842      8,631,592     52,799,746
                                        ------------    ------------    -----------   ------------

    Contributions -
       Participants                        2,248,174       3,181,306      3,482,523      6,194,358
       Company                               592,708         777,872        948,697      1,795,458
                                        ------------    ------------    -----------   ------------
                Total contributions        2,840,882       3,959,178      4,431,220      7,989,816
                                        ------------    ------------    -----------   ------------

    Benefits paid to participants        (13,845,562)    (12,225,510)    (4,178,889)    (8,039,890)
                                        ------------    ------------    -----------   ------------

    Loans and net interfund transfers        (77,833)    (16,953,248)    (9,032,919)    (6,531,239)
                                        ------------    ------------    -----------   ------------

    Transfers from other plans             7,092,914       9,258,512         36,824      3,476,361
                                        ------------    ------------    -----------   ------------
                Net increases
                (decreases)                2,585,598         906,774       (112,172)    49,694,794
                                        ------------    ------------    -----------   ------------

NET ASSETS AVAILABLE:
    Beginning of year                    111,456,068     152,512,217     68,043,285    159,859,156
                                        ------------    ------------    -----------   ------------
    End of year                         $114,041,666    $153,418,991    $67,931,113   $209,553,950
                                        ============    ============    ===========   ============










                                        Illinois
                                        Tool            Putnam
                                        Works Inc.      New
                                        Common          Opportuni-     Other          Loan
                                        Stock Fund      ties Fund      funds          Fund
                                        ------------    -----------    -----------    ------------

INCREASES (DECREASES):
    Net investment income -
       Interest and dividends           $  1,155,840    $  4,502,901   $  6,628,730  $ 2,074,785
       Net appreciation(depreciation) on  (4,707,845)     24,161,434      4,076,783            0
       investments
       Investment expense                    (11,445)         (8,028)        91,169            0
                                        ------------    ------------   ------------  -----------
                Net investment income     (3,563,450)     28,656,307     10,796,682    2,074,785
                                        ------------    ------------   ------------  -----------

    Contributions -
       Participants                        9,023,804      10,488,794      6,808,894            0
       Company                             2,743,131       3,249,349      1,394,609            0
                                        ------------    ------------   ------------  -----------
                Total contributions       11,766,935      13,738,143      8,203,503            0
                                        ------------    ------------   ------------  -----------

    Benefits paid to participants         (5,773,967)     (4,802,282)    (9,372,158)  (1,682,052)
                                        ------------    ------------   ------------   -----------

    Loans and net interfund transfers      5,611,445      (9,798,683)    34,821,492    1,960,985
                                        ------------    ------------   ------------  -----------

    Transfers from other plans               544,643       1,347,613     31,552,131    1,710,549
                                        ------------    ------------   ------------  -----------
                Net increases
                (decreases)                8,585,606      29,141,098     76,001,650    4,064,267
                                        ------------    ------------   ------------  -----------

NET ASSETS AVAILABLE:
    Beginning of year                    127,312,574     117,796,169     62,286,772   21,692,550
                                        ------------    ------------   ------------  -----------
    End of year                         $135,898,180    $146,937,267   $138,288,422  $25,756,817
                                        ============    ============   ============  ===========





                                        Total
                                        ------------

INCREASES (DECREASES):
    Net investment income -
       Interest and dividends           $ 38,228,705
       Net appreciation(depreciation) on  84,580,852
       investments
       Investment expense                     29,144
                                        ------------
                Net investment income    122,838,701
                                        ------------

    Contributions -
       Participants                       41,427,853
       Company                            11,501,824
                                        ------------
               Total contributions
                                          52,929,677
                                        ------------

    Benefits paid to participants        (59,920,310)
                                        ------------

    Loans and net interfund transfers              0
                                        ------------

    Transfers from other plans            55,019,547
                                        ------------
                Net increases
                (decreases)              170,867,615
                                        ------------
NET ASSETS AVAILABLE:
    Beginning of year                    820,958,791
                                        ------------
    End of year                         $991,826,406
                                        ============




             The accompanying notes to the financial statements are
                        integral parts of this statement.



                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

           Employer Identification Number 36-1258310, Plan Number 003



1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

      The following describes the major provisions of the Illinois Tool Works Inc. Savings and Investment Plan ("the Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company") are eligible to participate in the Plan in the month following their date of hire. Established on November 16,
      1967, and last amended on July 1, 1994, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Putnam  Fiduciary  Trust  Company  (the  "Trustee")   serves  as  trustee,
      recordkeeper and investment manager of the Plan. Fidelity Investments serves as investment manager for amounts invested in the Magellan Fund.

      Participant and Company Contributions

      Participants may contribute amounts from a minimum of 1% to a maximum of 15% of eligible compensation to their pre-tax and after-tax accounts. Separately, the maximum pre-tax account contribution is 15% of eligible compensation, while the maximum after-tax account contribution is 10%. The combined pre-tax and after-tax contributions cannot exceed 15% of eligible compensation. Participants may change their contribution percentages with each payroll.

      Participants may begin contributions to their pre-tax and after-tax accounts in the month following their date of hire. Company contributions, however, do not start until participants have completed one year of service. After the completion of one year of service, the Company contributes to the participants' accounts based on the participants' contributions as follows:

                                  Percentage of
                           Participants' Compensation
                           --------------------------
                          Participants'     Company
                          Contribution   Contribution
                          ------------   ------------
                               1%             1.0%
                               2              1.5
                               3              2.0
                               4              2.5
                              5-15            3.0
                          ============    ============

Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

Investment Options

Effective January 1, 1998, investment fund options increased from nine funds to twenty-nine funds in which participants may choose to contribute. For presentation purposes, individual investment funds with net assets less than 5 percent of the Plan's net assets have been combined under the caption "Other funds" in the financial statements. The funds are categorized as Ready-Mixed, Core Funds, Core-Plus Funds and Loan Fund as follows:

     Ready-Mixed:

     Putnam Asset Allocation Fund consists of three portfolios from which participants can elect to direct their funds. Each portfolio's strategic allocation indicates the typical percentage of the portfolio's investment between equity and fixed income securities.

     - Conservative Portfolio has a strategic allocation equal to 35% equity class and 65% fixed income class investments.

     - Balanced Portfolio has a strategic allocation equal to 65% equity class and 35% fixed income class investments.

     - Growth Portfolio has a strategic allocation equal to 80% equity class and 20% fixed income class investments.

     Core Funds:

     Stable  Asset  Fund  consists  primarily  of  a  diversified  portfolio  of
     high-quality,   fixed-income  investments.   The  fund's  holdings  include
     investment contracts issued by major insurance companies and banks.

     S & P 500 Index Fund objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poors Composite Stock Price Index.

     Fidelity Investments Magellan Fund invests mainly in equity securities of domestic, foreign and multinational issuers of all sizes that offer potential for growth.

     Illinois Tool Works Inc. Common Stock Fund is invested solely in the common stock of the Company.

     Putnam New Opportunities Fund invests principally in common stocks of companies in sectors of the economy which possess above-average long-term growth potential.

     International   Growth  Fund  seeks  capital  appreciation  through  equity securities of issuers located outside the United States.

     Core-Plus Funds:

     Putnam Money Market Fund invests in a portfolio of high-quality money market instruments.

     U.S. Government Income Fund seeks to provide a high level of income consistent with preservation of capital by investing exclusively in U.S. government securities.

     American Government Income Fund seeks to provide high current income, primarily through U.S. government securities. The fund seeks capital preservation as a secondary option.

     Putnam Income Fund invests in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks. The fund may also hold a portion of its assets in cash or money market instruments.

     Diversified Income Fund seeks to provide high current income consistent with preservation of capital by investing in three fixed-income market sectors: U.S. government, high yield, and international.

     High Yield Advantage Fund seeks high current income with capital growth as a secondary objective.

     George Putnam of Boston Fund seeks to provide a balanced investment comprised of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

     Growth & Income Fund seeks to provide capital growth and current income by investing primarily in common stocks that offer potential growth while also providing current income.

     New Value Fund seeks to provide long-term capital appreciation. Current income is an incidental consideration.

     Investors Fund seeks to provide long-term growth of capital and any increased income that results from this growth.

     Voyager Fund seeks to provide capital appreciation by investing in stocks of companies believed to offer above-average growth potential.

     Vista Fund seeks to provide capital appreciation by investing primarily in stocks of mid-sized companies believed to offer above-average growth potential.

     Capital Appreciation Fund seeks to provide capital appreciation by investing primarily in common stocks that have been chosen for their long-term growth potential.

     OTC & Emerging Growth Fund seeks capital appreciation by investing primarily in common stocks traded in the over-the-counter (OTC) market and common stocks of "emerging growth" companies listed on securities exchanges.

     Global Government Fund seeks to provide high current income by investing primarily in debt securities of foreign or U.S. governmental entities. Preservation of capital and long-term total return are secondary objectives.

     Global Growth Fund seeks to provide capital appreciation by investing primarily in common stocks traded in securities markets located in foreign countries and in the United States.

     Europe  Growth  Fund seeks to provide  capital  appreciation  by  investing
     primarily  in  a  diversified   portfolio  of  common  stocks  of  European
     companies.

     Asia Pacific Growth Fund seeks to provide capital appreciation by investing primarily in a portfolio of common stocks of companies located in Asia and the Pacific Basin.

     International  New  Opportunities  Fund seeks to provide  long-term capital
     appreciation  by  investing   primarily  in  a  diversified   portfolio  of
     international equities.

     Emerging Markets Fund seeks strong long-term returns primarily from stocks of companies operating in developing economies.

     Loan Fund:

     Loan Fund maintains the balance of participant loans outstanding.

Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any day, but no more than twice per quarter.

Vesting

Participants' interest in their employee contribution accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company. Participants who terminate their participation in the Plan due to retirement or death are granted full vesting in their Company contribution accounts.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear interest at the prime rate, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms are available at the election of the participant.

Forfeitures

Forfeitures, representing the unvested portion of the Company's contributions, amounting to $33,398 and $29,554 as of December 31, 1998 and 1997, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan.


2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements of the Plan were prepared on the accrual basis of accounting.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition

      Investments (other than those of the Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund consist of fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      Net Appreciation/Depreciation

      Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase.

      Reclassifications

      Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation.


3.    ADMINISTRATION

      All funds are deposited with and held for safekeeping by the Trustee under a trust agreement with the Company. The trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee and by Fidelity Investments, which serves as investment manager for the Magellan Fund.


4.    ADMINISTRATIVE EXPENSES

      Investment  management  fees,  trustee  fees,  agent  fees  and  brokerage
      commissions  are  paid  by  the  Plan.  Other  outside   professional  and
      administrative services are paid or provided by the Company.

5.    PARTY-IN-INTEREST TRANSACTIONS

      The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 1998, fees paid to the Trustee were $93,951.

      The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.


6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


7.    TAX STATUS

      The Plan obtained its latest determination letter on January 11, 1996, in which the Internal Revenue Service stated that the Plan, as adopted on December 29, 1994, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's legal counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following reconciles net assets available for Plan benefits per the financial statements to the Form 5500:

                                                        1998               1997
                                                ------------       ------------
      Net assets available for Plan benefits
        per the financial statements            $991,826,406       $820,958,791
      Amounts allocated to withdrawing
        participants                                 (41,666)        (1,697,636)
                                                ------------      -------------
      Net assets available for Plan benefits
        per the Form 5500                       $991,784,740       $819,261,155
                                                ============       ============

      The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:


          Benefits paid to participants per the financial
            statements                                          $59,920,310
          Amounts allocated to withdrawing participants at-
            December 31, 1998                                        41,666
            December 31, 1997                                    (1,697,636)
                                                                -----------
          Benefits paid to participants per the Form 5500       $58,264,340
                                                                ===========

      An estimate of amounts allocated to withdrawing participants is recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


9.    TRANSFERS FROM OTHER PLANS

      Effective January 1, 1998, the Drawform Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on January 2, 1998. The assets transferred to the Plan totaled $7,539,339.

      Effective January 1, 1998, the Balance Engineering Employee Savings Plan was merged into the Plan. Substantially all of the assets were transferred on January 1, 1998. The assets transferred to the Plan totaled $4,074,282.

      Effective January 1, 1998, the USI Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on February 26, 1998. The assets transferred to the Plan totaled $7,282,980.

      Effective January 1, 1998, the Medalist MERIT Plan was merged into the Plan. Substantially all of the assets were transferred on February 6, 1998. The assets transferred to the Plan totaled $14,548,650.

      Effective April 1, 1998, the Meyercord Retirement Plan was merged into the Plan. Substantially all of the assets were transferred on April 1, 1998. The assets transferred to the Plan totaled $11,941,622.

      Effective April 1, 1998, the Orgapack 401(k) and Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on July 1, 1998. The assets transferred to the Plan totaled $1,304,719.

      Effective July 1, 1998, the Pancon Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on July 1, 1998. The assets transferred to the Plan totaled $5,958,465.

      Effective July 1, 1998, the Powcon Retirement Plan was merged into the Plan. Substantially all of the assets were transferred on July 2, 1998. The assets transferred to the Plan totaled $2,100,573.

10.   SUBSEQUENT EVENTS

      The following plans were merged into the Plan in 1999:

                            Plan Name                       Effective Date
          ---------------------------------------------     ---------------

          Dymon Inc. Profit Sharing/401(k) Retirement Plan  January 1, 1999
          Formaboard Inc. Profit Sharing Plan               January 1, 1999
          Pillar Corporation 401(k) Plan                    January 1, 1999


      The assets transferred to the Plan totaled approximately $3,700,000. Substantially all of the assets were transferred in January, 1999.

                                   Schedule I


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998
           Employer Identification Number 36-1258310, Plan Number 003



                                                                     Cost and
                                                                      Market
                                                                      Value
                                                                   ------------
INVESTED CASH:
    Stable Asset Fund-
           *Putnam Investments, Boston, Massachusetts               $12,519,608

LONG-TERM FIXED INCOME CONTRACTS:
    Stable Asset Fund-
           AIG Life Ins. Co.-
               6.90% contract, due 3/15/02                            2,252,753
               5.32% contract, due 8/15/02                            3,032,153
           Allstate, 6.12% contract, due 12/15/00                     3,494,990
           Canada Life, 6.59% contract, due 9/30/99                   3,129,116
           Continental Assurance Co, 6.54% contract, due 3/15/00 4,207,995 Deutsche Bank
               6.01% contract, due 1/06/00                            4,061,079
               5.84% contract, due 9/15/02                            2,013,852
           Jackson National Life, 6.00% contract, due 2/01/02         4,183,524
           John Hancock-
               5.95% contract, due 6/15/00                            3,699,570
               6.30% contract, due 12/31/01                           4,000,670
           Life of Virginia-
               6.88% contract, due 6/17/02                            5,542,430
               6.32% contract, due 9/16/02                            5,170,750
           New York Life-
               5.69% contract, due 9/15/00 and 12/15/00               4,579,277
               6.91% contract, due 10/01/01                           2,035,219
               6.69% contract, due 6/30/01                            4,178,641
           Monumental Life Insurance Co. (formerly People's Security)-
               5.81% contract, due 6/15/99 and 12/15/99               4,190,047
               6.37% contract, due 4/1/02                             2,015,077
               5.68% contract, due 8/15/03                            6,103,503
               5.43% contract, due 2/07/99                            4,603,257
               6.67% contract, due 7/15/99                            1,543,656
               5.87% contract, due 6/15/00                            3,013,871
           Pacific Mutual, 6.00% contract, due 12/16/02               4,010,651
           Principal Mutual Life-
               7.00% contract, due 9/15/01                            2,816,373
           Rabobank Nederland-
               5.66% contract, due 10/15/00                           2,004,357
               5.86% contract, due 2/15/01                            1,517,806
               5.89% contract, due 2/15/01                            2,007,664








                               *Party-in-interest

                                                                      Schedule I
                                                                       Continued
                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998
           Employer Identification Number 36-1258310, Plan Number 003

                                                                     Cost and
                                                                      Market
                                                                      Value
                                                                   ------------

LONG-TERM FIXED INCOME CONTRACTS (Cont'd):
           Security Life of Denver-
               6.17% contract, due 3/31/00                           $3,000,492
               6.50% contract, due 10/15/02                           3,071,756
           Transamerica Life-
               6.32% contract, due 5/6/01                             3,014,469
               5.78% contract, due 2/07/03                            1,019,939
           United of Omaha-
               5.79% contract, due 10/15/01                           1,003,203
               5.33% contract, due 5/20/02                            1,003,918
           MBL-
               9.75% contract                                           541,222
               5.10% contract                                             1,268


                                            Number of                  Market
                                             Shares       Cost         Value
                                           ----------  -----------  -----------
MUTUAL FUNDS:
           *Putnam Money Market Fund       42,842,273  $42,842,273  $42,842,273
           *Putnam Asset Allocation Fund-
               Growth Portfolio             4,962,097   51,589,112   67,931,113
               Balanced Portfolio          12,774,271  124,762,283  153,418,991
               Conservative Portfolio       1,105,155   10,906,833   11,482,564
           *S & P 500 Index Fund              471,900   11,601,164   13,652,065
           *Fidelity Investments Magellan
            Fund                            1,734,431  135,776,442  209,553,950
           *Putnam New Opportunities Fund   2,484,567  101,648,224  146,937,267
           *International Growth Fund         127,495    2,364,155    2,458,109
           *US Government Income Fund         154,080    2,021,308    2,021,535
           *American Government Income Fund   358,170    3,211,815    3,219,944
           *Putnam Income Fund              1,977,053   13,824,072   13,700,977
           *Diversified Income Fund           161,053    2,008,945    1,853,715
           *High Yield Advantage Fund         139,853    1,355,302    1,143,999
           *George Putnam of Boston Fund      168,345    3,093,377    3,043,679
           *Growth & Income Fund              610,511   12,611,331   12,527,680
           *New Value Fund                     64,609      922,754      869,642
           *Investors Fund                    582,501    7,461,144    8,655,958
           *Voyager Fund                      375,363    7,664,816    8,363,094
           *Vista Fund                         64,009      827,675      847,480
           *Capital Appreciation Fund         213,670    4,665,859    4,842,440
           *OTC & Emerging Growth Fund         74,018    1,229,867    1,286,435
           *Global Government Fund              1,610       19,858       20,819
           *Global Growth Fund                 37,911      432,654      479,197
           *Europe Growth Fund                139,125    3,069,654    3,025,979
           *Asia Pacific Growth Fund           23,164      236,718      213,569
           *International New Opportunities
            Fund                               35,053      427,496      452,540
           *Emerging Markets Fund              10,333       88,394       72,746



                               *Party-in-interest

                                                                      Schedule I
                                                                       Continued

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998
           Employer Identification Number 36-1258310, Plan Number 003

                                            Number of                  Market
                                             Shares       Cost         Value
                                           ----------  ----------- ------------

COMMON STOCK:
           Illinois Tool Works Inc.
           Common Stock Fund                2,343,240  $91,594,375 $135,907,904

**PARTICIPANT LOANS                                                  25,754,444
                                                                   ------------
                                                                   $991,164,264
                                                                   ============





























                               *Party-in-interest

      **         Interest   rates  of  loans  to   participants   with  balances
                 outstanding at December 31, 1998, lowest 6% to highest 15%.

             The accompanying notes to the financial statements are
                       an integral part of this schedule.


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the Year Ended December 31, 1998

           Employer Identification Number 36-1258310, Plan Number 003




     Reportable transactions are either a single transaction or a series of transactions involving securities of the same issue which, in the aggregate, amount to more than 5% of the current value of the Plan's assets at the beginning of the year.

                                       Aggregate Purchases                        Aggregate Sales
                                     ------------------------   --------------------------------------------------

                                      Number of                  Number of
Description                          Transactions    Amount     Transactions   Proceeds       Cost         Gain
-----------------------------------  ------------  -----------  ------------  -----------  -----------  ----------
*Putnam Asset Allocation Fund-
   Balanced Portfolio                    375       $12,843,354      812       $32,591,300  $28,485,886  $4,105,414
*Putnam New Opportunities Fund           639        33,814,458     1001        30,125,928   24,486,988   5,638,940
*Stable Asset Fund                       655        33,737,677      850        35,760,213   35,760,213           0
*Fidelity Investments Magellan Fund      550        29,297,104     1010        26,019,926   20,283,761   5,736,165
*Illinois Tool Works Inc.
   Common Stock Fund                     700        39,816,107     1094        27,047,413   19,998,786   7,048,627
                                     ============  ===========  ============  ===========  ===========  ==========

                               *Party-in-interest

   The accompanying notes to the financial statements are an integral part of this schedule.



                                   SIGNATURES









Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 29th day of June, 1999.








                                   ILLINOIS TOOL WORKS INC.
                                   SAVINGS AND INVESTMENT PLAN



                                   BY /s/ John Karpan
                                      -----------------------------------------
                                      John Karpan,
                                      Member of Employee Benefits Committee and
                                      Senior Vice President, Human Resources